Exhibit 99.9

Press Release

Renewables: Total Expands in Wind Power in France with the acquisition of Global Power Wind France

Paris, March 20, 2020 – Total continues its growth in renewable energy in France with a substantial investment in wind power.

Total, through Total Quadran - its 100% renewable developer and producer in France, acquires 100% of Global Wind Power (GWP) France, a company with a 1000-megawatt (MW) portfolio of onshore wind projects, including 250 MW scheduled to come on stream by 2025.

GWP’s teams will join Total Quadran, adding to the Group’s existing expertise in order to speed up the wind power development in France.

Total and Low-Carbon Electricity

As part of its ambition to become the responsible energy major, Total is building a portfolio of low-carbon electricity operations, with the objective of seeing them account for 15 to 20% of its sales mix by 2040. Today, Total’s gross low-carbon power generation capacity is close to 7 gigawatts, of which more than 3 gigawatts from renewable energy sources.

With over 5 GW of solar projects announced since the beginning of 2020, the Group is well on track to reach its objective of 25 GW of installed power generation capacity from renewable sources by 2025.

About Total Quadran

Total Quadran, a pioneer of renewable energies with a strong footprint in France and its overseas territories, develops, builds and operates renewable electricity generation resources (wind, photovoltaic, hydro and biogas). Total Quadran operates over 300 renewable energy plants in France totaling over 900 MW, which generate 1 765 GWh of renewable electricity per year. This is the equivalent of the annual consumption of nearly 1 million people and annual savings of nearly 590,000 tons of CO2 emissions.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Total Quadran Contacts

Elodie Billerey (Media Relations) | +33 4 67 32 63 35 | elodie.billerey@total-quadran.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.